UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 30, 2018

(Date of Report (Date of earliest event reported))

Legion M Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1801 Century Park East, 24th Floor
Los Angeles, CA	90067
(Address of principal executive offices)	(ZIP Code)

(415) 371-9632
(Registrant’s telephone number, including area code)

Class A Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

We are not currently offering or selling securities under Regulation A. This filing will serve as notice that we will unfortunately not file our annual report on Form 1-K in a timely manner.  We intend to file the report as soon as practical.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion M Entertainment, Inc.
By:	/s/ Paul Scanlan
Name: Paul Scanlan
Title: Chief Executive Officer

Date: April 30, 2018